

05006331

Computershare

82-179

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

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SUPPL

February 4, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange
The New York Stock Exchange
U.S. Securities and Exchange Commission


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH, D.C.
213
SECTION

Dear Sirs:

Subject: Agnico-Eagle Mines Limited

We advise the following with respect to the upcoming Annual Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Agnico-Eagle Mines Limited
2.	Date Fixed for the Meeting	:	May 6, 2005
3.	Record Date for Notice	:	March 21, 2005
4.	Record Date for Voting	:	March 21, 2005
5.	Beneficial Ownership Determination Date	:	March 21, 2005
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	Business to be conducted at the Meeting	:	Routine
9.	CUSIP	:	008474108
10.	ISIN	:	CA0084741085

3/14

Yours truly,

(Signed)
Mariano Salvador
Assistant Account Manager
Stock Transfer Services
(416) 263-9529
(416) 981-9800 Fax

PROCESSED
MAR 14 2005
THOMSON FINANCIAL